Exhibit 3.1

4. ANNUAL MEETING.
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(c) Say on Pay Resolution. It shall be the practice of the Company to present at the annual meeting of shareholders a resolution calling for an advisory vote on overall executive compensation programs, including the linkage of overall pay to performance.